UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37887

MEDEQUITIES REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

c/o Omega Healthcare Investors, Inc.

303 International Circle, Suite 200

Hunt Valley, MD 21030

Telephone: (410) 427-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*MedEquities Realty Trust, Inc. merged with and into Omega Healthcare Investors, Inc., on May 17, 2019, at which time the separate corporate existence of MedEquities Realty Trust, Inc. ended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Omega Healthcare Investors, Inc., as successor by merger to MedEquities Realty Trust, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OMEGA HEALTHCARE INVESTORS, INC. (as successor by merger to MedEquities Realty Trust, Inc.)

Date:	May 28, 2019	By:	/s/ C. Taylor Pickett
		Name:	C. Taylor Pickett
		Title:	President and Chief Executive Officer